SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________

                                AMENDMENT NO. 14
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ______________

                                 GIANT FOOD INC.
                            (Name of Subject Company)
                                 ______________

                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                          AHOLD AMERICAS HOLDINGS, INC.
                               AHOLD U.S.A., INC.
                          GIANT ACQUISITION CORPORATION
                                    (Bidders)
                                 ______________

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)
                                 ______________

                                    374478105
                      (CUSIP Number of Class of Securities)
                                 ______________

                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 ______________

                                    Copy to:

                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO; BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Americas Holdings, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF; BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giant Acquisition Corporation
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Amendment No. 14 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Giant Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby amended to add at the end thereof the following:

     "In October, 1998, the Company entered into a Deductible Indemnification Agreement (the "Indemnification Agreement") with the MollyAnna Company, an indirect, wholly-owned subsidiary of the Purchaser ("MollyAnna"), effective as of the 18th day of July, 1998. Under the Indemnification Agreement, MollyAnna will indemnify the Company for certain sums which the Company and its affiliates become legally obligated to pay pursuant to their contractual obligations to indemnify various insurers for incurred losses, retrospective premiums, deductible losses, allocated loss adjustment expenses and unallocated claims handling fees pursuant to retrospective premium plans, deductible plans, co-insurance provisions or other similar contractual provisions. In consideration, the Company paid MollyAnna a one time premium of $73 million. A copy of the Idemnification Agreement is attached hereto as Exhibit (a)(20) and is incorporated herein by reference."


ITEM 10.  Additional Information

     Items 10 (b)-(c) and (f) are amended by adding at the end thereof the following:

     On October 20, 1998, Royal Ahold issued a press release announcing the Federal Trade Commission's acceptance of the proposed divestiture settlement which will allow Royal Ahold's acquisition of the Company to be completed. A copy of the press release is attached hereto as Exhibit (a)(21) and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         The following is hereby added as an exhibit:

         Exhibit (a)(20)      Deductible  Indemnification  Agreement  made  and
                              effective as of the 18th day of July, 1998 by and between The MollyAnna Company and Giant Food Inc.

         Exhibit(a)(21)       Press Release dated October 20, 1998, announcing
                              the Federal Trade Commission's acceptance of Royal Ahold's proposed divestiture settlement.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 20, 1998              KONINKLIJKE AHOLD N.V.


                                     By:  /s/ A. Michiel Meurs
                                        ----------------------------------------
                                        Name:   A. Michiel Meurs
                                        Title:  Executive Vice President


                                     AHOLD AMERICAS HOLDINGS INC.


                                     By:  /s/ Robert G. Tobin
                                        ----------------------------------------
                                        Name:   Robert G. Tobin
                                        Title:  President


                                     AHOLD U.S.A., INC.


                                     By:  /s/ A. Michiel Meurs
                                        ----------------------------------------
                                        Name:   A. Michiel Meurs
                                        Title:  Executive Vice President


                                     GIANT AQUISITION CORPORATION


                                     By:  /s/ Robert G. Tobin
                                        ----------------------------------------
                                        Name:   Robert G. Tobin
                                        Title:  President